FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release, dated October 6, 2004, entitled, “Telecom Personal Updates Participation in its APE Solicitation”.

FOR IMMEDIATE RELEASE
October 6, 2004
Contacts:
Pablo Caride
Pedro Insussarry
Telecom Argentina
(54-11) 4968-3627/3743

TELECOM PERSONAL UPDATES PARTICIPATION IN ITS APE SOLICITATION

Buenos Aires, October 6, 2004. Telecom Personal S.A. (“Telecom Personal”), the wireless mobile communications subsidiary of Telecom Argentina S.A. (“Telecom”), announced today that it has achieved 100% participation in its Acuerdo Preventivo Extrajudicial (“APE”) solicitation process, and intends to pursue an out-of-court restructuring without seeking court approval of the APE.

Under the terms of the APE, Telecom Personal reserved the right to pursue an out-of-court restructuring without seeking court approval of the APE in the event that it obtained support from at least 95% of its outstanding debt.

After applying the principal face amount adjustment factor of 1.063 to the principal amount of the debt participating in the APE, approximately US$45.8 million, including intercompany loans, selected Option A, approximately US$537.4 million selected Option B and approximately US$14.1 million selected Option C. The U.S. dollar equivalent amounts were determined based on the foreign exchange rates on the FX Reference Date of August 18, 2004 and the relevant CER adjustment, as defined in the Telecom Personal APE Solicitation Statement.

In accordance with the terms of the debt restructuring, 27.5% of the debt selecting Option B, or approximately US$147.8 million, will be allocated from Option B to Option C on a pro rata basis. The purchase price for Option C will be 850 per 1,063 of principal amount of outstanding debt and related principal face amount adjustment.

The following table summarizes the debt that will be allocated to participating holders under each option.

(US$ in millions)	Option A	Option B	Option C
Principal amount of loans selecting option	43.1	505.5	13.3
Principal face amount adjustment factor	1.063	1.063	1.063
Principal amount of loans plus principal face amount adjustment selecting option	45.8	537.4	14.1
Factor to allocate loans from Option B to Option C		27.5%
Allocation of loans from Option B to Option C		(147.8)	147.8
Principal amount of loans plus principal face amount adjustment allocated to participating holders under option	45.8	389.6	161.9
Cash to purchase loans in Option C			129.4
Principal face amount of new loans to be issued to participating holders	45.8	366.5

The debt amounts discussed above are for Telecom Personal on an unconsolidated basis and do not include the debt of Nucleo S.A., Telecom Personal’s 67.5% owned Paraguayan mobile communications subsidiary.

Telecom Personal expects to sign the APE agreement with its creditors and complete its debt restructuring through an out-of-court APE before the end of 2004.

For additional information please contact:

Telecom Argentina / Telecom Personal S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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Telecom Personal, a subsidiary of Telecom Argentina, is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina. Telecom Personal is Argentina’s leading cellular operator. It also owns a subsidiary that operates a mobile license in Paraguay.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Personal’s expected results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. Telecom Personal undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Personal’s business or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 8, 2004	By:	/s/ Alberto Yamandú Messano
Name: Alberto Yamandú Messano
Title: Director